14041893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge (City) LA (State) 70808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen 225-248-7328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

639 Loyola Ave (Address) New Orleans (City) LA (State) 70113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR -4 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R.Randall Bluth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hancock Investment Services, Inc. of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

NOTARY PUBLIC ID 21507 HENRY J. SCHEXNAYDER COMMISSIONED FOR LIFE

Notary Public

Signature

President/CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Index
December 31, 2013

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Report of Independent Auditors

To the Board of Directors of
Hancock Investment Services, Inc.

We have audited the accompanying consolidated financial statements of Hancock Investment Services, Inc. (a wholly owned subsidiary of Hancock Bank) and its Subsidiaries (the "Company"), which comprise the consolidated statement of financial condition as of December 31, 2013, and the related consolidated statement of income and comprehensive income, stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2014

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Consolidated Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 21,754,202
Restricted cash	100,000
Receivables from brokers and dealers and clearing organizations	2,121,152
Securities owned, at fair value	372,748
Furniture and equipment, less accumulated depreciation of $228,195 in 2013 and $236,528 in 2012	146
Other assets	1,196,393
Total assets	$ 25,544,641
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 856,567
Due to Hancock Holding Company	6,111,981
Total liabilities	6,968,548
Stockholder's equity	
Common stock, $1 par value per share. Authorized and outstanding 1,000 shares	1,000
Contributed capital	879,000
Retained earnings	17,696,093
Total stockholder's equity	18,576,093
Total liabilities and stockholder's equity	$ 25,544,641

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Consolidated Statement of Income and Comprehensive Income
Year Ended December 31, 2013

Revenues	
Income from sales of annuity contracts	$ 10,263,287
Fee income	6,375,629
Commission income	3,024,611
Interest, dividends, gain on investments, and other income	534,409
Total revenues	20,197,936
Expenses	
Employee compensation and benefits	11,157,285
Data processing	606,388
Brokerage and clearing fees	859,241
Occupancy and equipment	207,680
Other expenses	2,263,963
Total expenses	15,094,557
Income before income taxes	5,103,379
Income taxes	1,880,029
Net income	3,223,350
Other comprehensive income	-
Comprehensive income	$ 3,223,350

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Consolidated Statement of Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Contributed Capital	Retained Earnings	Total
Balances at January 1, 2013	$ 1,000	$ 879,000	$ 14,472,743	$ 15,352,743
Net income	-	-	3,223,350	3,223,350
Balances at December 31, 2013	$ 1,000	$ 879,000	$ 17,696,093	$ 18,576,093

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2013

There were no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Consolidated Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 3,223,350
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	1,109
Decrease (increase) in receivables from brokers and dealers and clearing organizations	(875,240)
(Increase) decrease in securities owned	(97,494)
(Increase) decrease in other assets	(67,972)
Increase (decrease) in accounts payable and accrued expenses	143,374
Increase in due to Hancock Holding Company	1,789,232
Net cash provided by operating activities	4,116,359
Net increase in cash and cash equivalents	4,116,359
Cash and cash equivalents	
Beginning of year	17,637,843
End of year	$ 21,754,202
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 105,808

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization and Operations

Hancock Investment Services, Inc. and Subsidiaries (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. The Company is engaged in the brokerage business and is a wholly owned subsidiary of Hancock Bank (the "Parent"), which is a wholly owned subsidiary of Hancock Holding Company.

The Company, as an introducing broker, executes securities transactions on behalf of its customers through a clearing broker who carries accounts on a fully disclosed basis. The securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The Company also earns income from the sales of annuity contracts and advisory fees.

Consolidation

The consolidated financial statements include the accounts of the Company and its five wholly owned subsidiaries, Hancock Investment Services of Mississippi, Inc., Hancock Investment Services of Louisiana, Inc., Hancock Investment Services of Alabama, Inc., Hancock Investment Services of Florida, Inc, and Whitney Investment Services of Texas. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities are stated at fair value based on quoted market price and applies the Fair Value Measurements and Disclosures provisions of ASC 820, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs. The securities held by the Company as of December 31, 2013 are classified as Level 1 securities pursuant to ASC 820 as they are valued using quoted prices in active markets for identical assets.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes
The Company's tax provision is determined pursuant to FASB ASC 740. The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated return. The Company has a deferred tax asset as of December 31, 2013 in the amount of $19,153 which is primarily related to share-based compensation. At December 31, 2013, the Company had $2.9 million of state NOL carryforwards available to offset future state taxable income. These NOL carryforwards expire between 2017 and 2029, $2.8 million of which do not meet the realizability standard of ASC 740. Consequently, they are subject to a valuation allowance. Other than this item, no valuation allowance has been recorded at December 31, 2013, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized. As of December 31, 2013, $6,037,093 was due to Hancock Holding Company for income taxes payable. Total tax expense for the year ended December 31, 2013 was $1,880,029.

The effective income tax rate differs from the statutory rate primarily as a result of the state income tax provision. HIS currently is not under exam for federal or state income purposes. The tax years open to examination are 2010 to the present.

The Company did not have any uncertain tax positions at December 31, 2013. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months.

It is the Company's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense. As of December 31, 2013, the interest accrued is considered immaterial to the Company's consolidated statement of financial condition.

Revenue Recognition
Securities transactions and related revenue are normally recorded in the accounts on a settlement date basis, which is not materially different from the trade date. Annuity revenues are normally recorded in the accounts when the contract is sold. Other fee income represents wrap fee income, 12b-1 income, and distribution fees on mutual fund sales, which is paid to the Company over a period of time based on a percentage of the fund's daily net asset levels. Other fee income is recognized as earned by the Company.

Commissions
Commissions are recorded as securities transactions occur and are also paid to the employees on a settlement date basis which is not materially different from the trade date.

Share-Based Payments
The Company's employees participate in stock-based compensation plans sponsored by the Parent. Compensation expense is recognized for options granted, modified, or settled after January 1, 2006, utilizing the fair value of the grants over the vesting period. The Company is allocated a portion of stock option expense from its Parent. The Parent estimates the fair value of each pool of options granted using the Black-Scholes-Merton options pricing model. The Parent also makes annual grants of performance stock to key members of executive and senior management.

2. Related-Party Transactions

The Company operates in facilities that are leased from its Parent and another subsidiary of Hancock Holding Company for which $179,985 was charged in 2013 for rent and other occupancy costs.

At December 31, 2013 the Company had $1,112,005 of cash and cash equivalents held at its Parent. At December 31, 2013 the Company had no balance maintained in a money market account held by the trust department of its Parent. The remaining balance of cash and cash equivalents was held in a brokerage account held by the Company's clearing firm and the remainder of which was held in a cash investment account.

Stock option expense allocated from the Parent was $19,986 in 2013.

3. Clearing Organization

The Company has an agreement with National Financial Services, LLC, whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization required that a security deposit of $100,000 be maintained by the Company. This amount is reflected as restricted cash on the accompanying consolidated statements of financial condition.

4. Regulatory Requirements

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts, but receives checks, drafts, or other evidences of indebtedness made payable to itself, is required to maintain net capital, as defined in the Rule, of $250,000, or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2013 the Company had net capital of $15,126,219, which was $14,661,649 in excess of its required net capital of $464,570. The Company had aggregate indebtedness of $6,968,547 at December 31, 2013, and its ratio of aggregate indebtedness to net capital was 0.46 to 1.00 at December 31, 2013.

The Company has entered into a written agreement with its clearing firm which requires that the clearing firm perform a proprietary inventory of introducing brokers reserve computation with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

5. Commitments and Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not reasonably estimable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company, in its capacity as a broker dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Based upon defenses available and after consultation with legal counsel, the Company's management expects the ultimate resolution of these and other matters will not have a material effect on the Company's results of operations or financial position.

6. Reconciliation of Statement of Financial Condition

The following represents a reconciliation between the unaudited Form X-17a-5 statement of financial condition and the audited statement of financial condition as of December 31, 2013:

	Balances per Unaudited Form X-17a-5	Reclassifying Entries Debit	Reclassifying Entries Credit	Balances per Audited Statement of Financial Condition
Assets				
Cash and cash equivalents	$ 1,112,005	$ 20,642,197	$ -	$ 21,754,202
Restricted cash	-	100,000	-	100,000
Accounts receivable	2,221,102	-	99,950	2,121,152
Securities owned, at fair value	21,014,944	-	20,642,196	372,748
Furniture and equipment, net	162	-	16	146
Other assets	1,196,428		35	1,196,393
Total assets	25,544,641	20,742,197	20,742,197	25,544,641
Liabilities and Stockholder's Equity				
Due to Hancock Holding Company	$ 24,495		$ 6,087,486	$ 6,111,981
Accounts payable and accrued expenses	6,944,053	6,087,486		856,567
Total liabilities	6,968,548	6,087,486	6,087,486	6,968,548
Common stock	1,000	-	-	1,000
Additional paid-in capital	879,000	-	-	879,000
Retained earnings	17,696,093	-	-	17,696,093
Total stockholder's equity	18,576,093	-	-	18,576,093
Total liabilities and stockholder's equity	$ 25,544,641	$ 6,087,486	$ 6,087,486	$ 25,544,641

Supplemental Schedules

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31 2013 **Schedule I**

Net capital	
Total stockholder's equity, qualified for net capital	$ 18,576,093
Less: Nonallowable assets	
Retail receivables and other assets	2,980,972
Furniture and equipment, net	146
Total deductions	2,981,118
Net capital before haircuts on securities positions	15,594,975
Less: Haircuts - Investment securities	468,756
Net capital	15,126,219
Aggregate indebtedness	6,968,547
Net capital requirement – greater of $250,000 or 6.67% of aggregate indebtedness	464,570
Excess net capital	$ 14,661,649
Aggregate indebtedness to net capital ratio	.46 to 1.00

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this audited Computation of Net Capital (Schedule 1) prepared by Hancock Investment Services, Inc. and included in the Company's unaudited Part II FOCUS Report as of December 31, 2013, as filed on January 24, 2014.

Hancock Investment Services, Inc. and Subsidiaries

(A wholly owned subsidiary of Hancock Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2013 **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Hancock Bank)
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2013 **Schedule III**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See accompanying independent auditors' report.

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Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors of
Hancock Investment Services, Inc.

In planning and performing our audit of the consolidated financial statements of Hancock Investment Services, Inc. and subsidiaries (the "Company") (a wholly owned subsidiary of Hancock Bank) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2014

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Report of Independent Accountants

To the Board of Directors of
Hancock Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Hancock Investment Services for the year ended December 31, 2013, which were agreed to by Hancock Investment Services, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Hancock Investment Services's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for Hancock Investment Service's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 30, 2013 in the amount of $6,248 compared to check number 3663 obtained from the Vice President Brokerage and Operations Manager, and payment dated February 21, 2014 in the amount of $4,554 compared to check number 3685 obtained from the Vice President Brokerage and Financial Operations, noting no differences.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $20,197,936 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), revenues from distribution of shares of registered open end investment companies or unit investment trusts, from the sale of variable annuities, the business of insurance, from the investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products of $15,233,589 to supporting schedules and work papers provided by the Vice President Brokerage and Financial Operations, including the general ledger of the Company and previously filed FOCUS reports. No differences noted.

    b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions of $534,841 to supporting schedules and working papers provided by the Vice President Brokerage

and Financial Operations, including the general ledger of the Company. No differences noted.

c. Compared deductions on line 2c(5), net gain from securities in investment accounts of $108,707 to the general ledger of the Company. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,320,799 and $10,802 respectively of the Form SIPC-7. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2014